UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

AnPac Bio-Medical Science Co., Ltd.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)
1411 Broadway FL16 New York NY Haohan Xu 001 646 409 6505 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03635R206
(CUSIP Number)

March 24, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03635R206	13G

1	NAME OF REPORTING PERSONS ST. FORTUNE GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 14,214,285 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 14,214,285 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,214,285 Class A Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.81% (1)
12	TYPE OF REPORTING PERSON (See instructions) OO

1)	The calculations in the table above are based on 110,977,640 ordinary shares (including 107,404,540 Class A ordinary shares and 3,573,100 Class B ordinary shares) outstanding as of March 17, 2023.

CUSIP No. 03635R206	13G

1	NAME OF REPORTING PERSONS Duo Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 14,214,285 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 14,214,285 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,214,285 Class A Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.81% (1)
12	TYPE OF REPORTING PERSON (See instructions) IN

1)	The calculations in the table above are based on 110,977,640 ordinary shares (including 107,404,540 Class A ordinary shares and 3,573,100 Class B ordinary shares) outstanding as of March 17, 2023.

Item 1.

(a)	Name of Issuer:

ANPAC BIO-MEDICAL SCIENCE CO., LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1411 Broadway FL16 New York NY USA

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office:

(c)	Citizenship:

ST. FORTUNE GROUP LLC

39 Applegreen Drive, Old Westbury, NY 11568

Citizenship: Delaware

Ms. Duo Liu

c/o ST. FORTUNE GROUP LLC

39 Applegreen Drive, Old Westbury, NY 11568

Citizenship: USA

(d)	Title of Class of Securities:

Class A Ordinary Shares

(e)	CUSIP Number:

03635R206

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The managing member of St. Fortune Group is Ms. Duo Liu (the LLC is owned 50% by Ms. Duo Liu and 50% by Mr. Ruolei Liu, her father.) Therefore, Ms. Liu may also be deemed to have shared voting control and investment discretion over securities owned by St. Fortune Group.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. In addition, each of the Filing Persons disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons that they are the beneficial owners of any of the shares covered by this Statement, and each of Filing Persons disclaims beneficial ownership of any such shares.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit I.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03635R206	13G

Exhibit I	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023

ST. FORTUNE GROUP LLC

By:	/s/ Duo Liu
Name:	Duo Liu
Title:	Manager

By:	/s/ Duo Liu
Duo Liu

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G and any further amendments thereto needs to be filed with respect to the beneficial ownership by each of the undersigned relating to Class A Ordinary Shares of AnPac Bio-Medical Science Co., Ltd, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13G, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement as to Joint Filing may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: March 24, 2023

ST. FORTUNE GROUP LLC

By:	/s/ Duo Liu
Name:	Duo Liu
Title:	Manager

Duo Liu

By:	/s/ Duo Liu
Duo Liu